Exhibit 99.1

Ambow Education Announces

First Quarter 2012 Unaudited Financial Results

Tutoring revenue increased 42.0% year-over-year

BEIJING, July 5, 2012 — Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today reported its preliminary and unaudited financial results for the first quarter of 2012. The unaudited financial information disclosed in this press release is preliminary and subject to completion of review procedures.

Financial Highlights for the First Quarter Ended March 31, 2012:

•                  Total net revenue increased 22.1% year-over-year to $59.5 million(1) from $48.8(2) million for the same period in 2011 and organic growth is over 11.4% year-over-year.

•                  The growth assets, which consist of Tutoring and Career Enhancement, achieved 27.6% year-over-year revenue growth, of which organic growth was 13.6%.  $14.3 million of services and products delivered in the first quarter will be recognized as revenue in future periods upon cash collection while $4.3 million of services and products delivered in 2011 were recognized as revenue in the first quarter of 2012.

•                  Tutoring revenue increased 42.0% to $35.9 million from $25.3 million for the same period in 2011, of which organic growth was 28.4% year-over-year. $4.8 million of services and products delivered in the first quarter will be recognized as revenue in future periods upon cash collection while $2.4 million of services and products delivered in 2011 were recognized as revenue in the first quarter of 2012.

•                  Career Enhancement revenue decreased 2.8% to $11.7 million from $12.0 million for the same period in 2011. $9.5 million of services and products delivered in the first quarter will be recognized as revenue in future periods upon cash collection while $1.9 million of services and products delivered in 2011 were recognized as revenue in the first quarter of 2012.

•                  Operating loss was $13.0 million compared to operating income of $3.4 million for the same period in 2011. Non-GAAP operating loss(3) was $10.6 million compared to non-GAAP operation income of $4.5 million for the same period in 2011.

•                  Net loss was $12.7 million compared to net income of $2.0 million for the same period in 2011. Non-GAAP net loss(4) was $10.2 million compared to non-GAAP net income of $3.0 million for the same period in 2011.

•                  Diluted non-GAAP net loss per ADS attributable to Ambow(5) was $0.14 as compared to diluted non-GAAP net income per ADS attributable to Ambow of $0.04 for the same period in 2011.

(1)  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollar (“$”). Unless otherwise stated, all translations from RMB to US$ are based on the historical exchange rate of US$1.0 to RMB6.2975, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 30, 2012. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(2)  The 2011 comparative figures exclude the discontinued operations which comprise Beijing Century College disposed in the first quarter of 2012 and the four subdivisions, including three in Tutoring and one in Career Enhancement. The four subdivisions were disposed in the fourth quarter of 2011.

(3)  Non-GAAP operating loss is defined as operating loss excluding share-based compensation expenses.

(4)  Non-GAAP net loss is defined as net loss excluding share-based compensation expenses.

(5)  Diluted non-GAAP net loss per ADS attributed to Ambow is computed by dividing non-GAAP net loss attributed to Ambow by

•                  Total student enrollments(6) increased 17.4% to 265,400 from 226,000 for the same period in 2011.

•                  The student enrollments for growth assets increased 21.3 % to 239,000 from 197,000 for the same period in 2011.

•                  As part of the latest development, Ambow has signed a US$50 million loan package agreement with International Financial Corporation (IFC), a member of the World Bank Group, to support Ambow’s employment oriented career enhancement developments. The loan package consists of 1) a $30 million 8-year loan with a variable interest rate of Libor + 4.5%, and 2) a $20 million 5-year convertible bond with a variable interest rate of Libor +4.2% and a conversion price of $10 per ADS. Both loans have interest rate step down features. Disbursement of the loan proceeds to Ambow is subject to various conditions. Subject to satisfaction of these conditions and disbursement of the loan proceeds, the company will use IFC’s $50 million loan to build two new campuses in the capital Beijing and the southern city of Guangzhou, and expand existing campuses in the eastern cities of Kunshan and Dalian. The Company cannot be sure that we will satisfy the conditions to the disbursement in a timely manner, or at all.

Commenting on the first quarter results, Ambow’s President and Chief Executive Officer Dr. Jin Huang provided the following remarks:

In the first half of this year, we experienced unexpected challenges as a young publicly listed company. Despite delivering a substantial portion of certain services and products, the revenues for these services and products could not be recognized in the first quarter.  Nevertheless and under the circumstances, our company delivered satisfactory results.

Regarding our tutoring services, our same center sales(7) growth was around 8% year-over-year. Our enrollment growth has accelerated to over 22%, driven by the new centers that we opened in the last four quarters. Building on the initial success of new store expansion last year, we have added 15 more learning centers during the first quarter. We expect to add around 20 more centers in the second quarter. Moreover, we are making good progress on the brand integration for tutoring in Beijing. Ambow’s tutoring operations are also entering Shanghai, which is the largest city in China. The momentum for tutoring operations is expected to continue into the later part of the year.

Career Enhancement, which is our highest margin and growth segment, has approximately 40% of its sales sold through distributors. A large portion of the revenues coming through this channel will be recognized later this year instead of the first quarter. Sales through the distributor’s channel have been temporarily interrupted for the second quarter of 2012. We are in the process of switching career enhancement service and product sales that were originally handled by distributors to an online e-commerce model.

weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding shares options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

(6)  Enrollments refers to the cumulative total number of course enrolled in and paid for by students either directly through our schools or through our distributors for the respective period, including multiple online and offline courses enrolled in and paid for by the same student.

(7)  Same center sales are sales dollars generated only by those centers that have been open for more than one year and have historical data to compare current quarter’s sales to the sales of same quarter last year.

Ambow’s Chief Strategy Officer Ms. Jenny Zhan added, “I am happy to report that as of the last month of the second quarter we are again focusing our efforts on growing the business. We believe that our business fundamentals are strong and that our operations are resilient. Concurrently, we expect our growth to recover in the second half of the year.”

Financial Results for the First Quarter of 2012

Net Revenues

Total net revenues for the first quarter of 2012 increased 22.1% to $59.5 million from $48.8 million for the same period in 2011. $14.3 million of services and products delivered in the first quarter will be recognized as revenue in future periods upon cash collection while $4.3 million of services and products delivered in 2011 were recognized as revenue in the first quarter of 2012.

Better Schools

Tutoring revenue increased 42.0% to $35.9 million from $25.3 million for the same period in 2011. The revenue growth in Tutoring was due to a 23.5% increase in enrollments and a 15.0% increase in Average Selling Price (“ASP”) year-over-year.  $4.8 million of services and products delivered in the first quarter will be recognized as revenue in future periods upon cash collection while $2.4 million of services and products delivered in 2011 were recognized as revenue in the first quarter of 2012.

K-12 Schools revenue increased 1.0% to $8.7 million from $8.6 million for the same period in 2011.  During the quarter, enrollments decreased 15.0% while ASP increased 18.9% year-on-year. The drop in enrollments was because we reverted the operating right for the Junior High portion of Zhenjiang Foreign Language School back to the original owner and stopped recording revenue from the school in the third quarter of 2011.

Total student enrollments in Better Schools for the first quarter of 2012 were about 241,000 of which approximately 221,000 were in Tutoring and 20,000 were in K-12 Schools.

Better Jobs

Career Enhancement revenue was $11.7 million in the first quarter of 2012, compared to $12.0 million for the same period in 2011. The Company recorded a 2.1% increase in enrollment and a 4.8% decrease in ASP year-on-year. $9.5 million of services and products delivered in the first quarter will be recognized as revenue in future periods upon cash collection while $1.9 million of services and products delivered in 2011 were recognized as revenue in the first quarter of 2012.

Colleges revenue increased 14.0% to $3.3 million from $2.9 million for the same period in 2011.

Total student enrollments in Better Jobs for the first quarter of 2012 were about 24,400 with approximately 18,000 in Career Enhancement and 6,400 in Colleges.

Gross Profit and Gross Margin

Overall gross profit increased 9.4% to $27.9 million for the first quarter of 2012 from $25.5 million for the same period in 2011. Gross margin was 46.9% for the first quarter of 2012, compared to 52.4% for the same period in 2011. The decrease in gross margin is largely due to high margin services and products that were delivered in the first quarter, but will be recognized as revenue in future periods upon cash collection.

Operating Expenses

Operating expenses, which include selling and marketing, general and administrative, and research and development expenses, were $41.0 million for the first quarter of 2012, a 85.4% year-over-year increase from $22.1 million for the same period in 2011. Operating expenses as a percentage of total net revenues were 68.8% for the first quarter of 2012, compared to 45.3% for the same period in 2011.  The increase in operating expenses as a percentage of total net revenues were partly because $14.3 million of services and products delivered in the first quarter will only be recognized as revenue in future periods upon cash collection.  Besides that, other main reasons for the increase in operating expenses as a percentage of total net revenues were as follows:

•                      Selling and marketing expenses increased to $20.7 million for the first quarter of 2012 from $9.3 million for the same period in 2011.  The increase was mainly because of higher advertising expenses associated with business expansion in tutoring and career enhancement segments.

•                      General and administrative expenses increased to $18.5 million for the first quarter of 2012 from $11.5 million for the same period in 2011.  The increase was mainly because of the provision of bad debts of $2.3 million, an increase in share based compensation expenses of $1.4 million and an increase in general and administrative expenses in connection with businesses acquired in the past four quarters.   Included in the share based computation in the first quarter of 2012 was a non-cash compensation expense of $0.6 million arising from a participation agreement entered between Dr. Jin Huang and Baring Private Equity Asia (“Baring Transaction”) in October 2011 for the acquisition of Ambow shares.  In total, $6 million of non-cash compensation charge in connection to the Baring Transaction will be expensed over a 4-year period.

•                      Research and development increased to $1.8 million for the first quarter of 2012 from $1.2 million for the same period in 2011.

Non-GAAP operating loss was $10.6 million compared to non-GAAP operating income of $4.5 million for the same period in 2011.

Income Tax Expenses

Income tax benefits were $0.6 million for the first quarter of 2012, compared to income tax expenses of $0.3 million for the same period in 2011.

Net Loss and EPS

Net loss was $12.7 million for the first quarter of 2012, compared to net income of $2.0 million for the same period in 2011

Non-GAAP net loss was $10.2 million for the first quarter of 2012, compared to non-GAAP net income of $3.0 million for the same period in 2011.

Both basic and diluted non-GAAP net loss per ADS(8) attributable to Ambow were $0.14, compared to basic and diluted non-GAAP net income per ADS of $0.04 for the same period in 2011.

(8)  Each ADS represents two ordinary shares.

Adjusted EBITDA

Adjusted EBITDA was negative $4.7 million for the first quarter of 2012, compared to positive $8.6 million for the same period in 2011.  Depreciation and amortization in the first quarter of 2012 was $5.4 million as compared to $4.3 million in the same period in 2011.

Adjusted EBITDA margin(9) was negative 8.0%, compared to positive 17.7% for the same period in 2011.  Depreciation and amortization as a percentage of revenue was 9.1% in the first quarter of 2012.

Balance Sheet and Cash Flow Information

Cash and cash equivalents, restricted cash and term deposits as of March 31, 2012 were $52.9 million, compared to $82.4 million as of December 31, 2011. The decrease was mainly because of the payments related to previous acquisitions as well as capital expenditure payments and prepayments made in the first quarter of 2012.

Prepaid and other current assets as of March 31, 2012 were $130.0 million, compared to $91.2 million as of December 31, 2011. The increase was mainly due to the receivable arising from the disposal of Beijing Century College and the disposal of the equity of 21st Century School.

Goodwill increased to $194.2 million as of March 31, 2012 from $184.1 million as of March 31, 2011 as a result of the acquisition of sixteen early-stage tutoring centers from a third party during the first quarter of 2012.

Other non-current assets decreased to $40.1 million as of March 31, 2012 from $50.8 million as of December 31, 2011.  The decrease was mainly due to the reclassification of part of the prepaid advertising expense from non-current portion to current portion and the reclassification of the long-term lease prepayments for a new career enhancement campus to fixed assets.

Deferred revenue balance of growth assets as of March 31, 2012 increased 12.1% to $58.0 million compared to $51.7 million as of March 31, 2011.

Accrued and other liabilities increased to $90.3 million as of March 31, 2012 from $76.6 million as of December 31, 2011.  The increase was mainly due to the reclassification of part of consideration payable for previous acquisitions from non-current portion to current portion.

Assets and liabilities held for sale as of December 31, 2011 had since been removed from the balance sheet because the disposal of Beijing Century College was completed in the first quarter of 2012.

The disposal of the equity of 21st Century School (the “School”) was also completed in the first quarter of 2012.  However, the Company continues to consolidate the financial statements of the School on the basis that due to Ambow’s continuing involvement in the operation of the School, it is deemed to be a variable interest entity for which Ambow is the primary beneficiary.   The buyer’s equity interest in the School was reflected in the balance sheet as non-controlling interest.

Financial Outlook for the Second Quarter and Full-Year of 2012

Ambow expects total net revenues for the second quarter of 2012 to be in the range of $69.9 million (Rmb440 million) to $73.0 million (Rmb460 million). The net revenue for the full year of 2012 is expected to be in the range of $301.7 million (Rmb1.9 billion) to $333.5 million (Rmb2.1 billion).

(9)  Adjusted EBITDA margin, being Adjusted EBITDA as a percentage of total net revenues.

This is the Company’s current view and it is subject to change.  This guidance is subject to various risks and uncertainties, including those related to additional legal or advisory costs associated with litigation and investigation matters.

Conference Call Information

Ambow’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on July 5, 2012 (8:00 p.m. Beijing/Hong Kong Time on July 5, 2012).

The dial-in number and passcode for the conference call are as follows:

U.S. Toll Free: +1-866-549-1292

China Toll Free: +400-681-6949

International: +852-3005-2050

The passcode for the call is “657079#”

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Ambow’s website at: http://investors.ir.ambow.com/us/AMBO/irwebsite/

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Certain statements in this press release, including statements regarding the outlook for the second quarter and full year of 2012, expected growth recovery in the second half of the year, quotations from management concerning Ambow’s strategic and operational plans and expectations, and Ambow’s plans regarding the IFC loan, are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Ambow uses words such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on management’s current expectations and involve risks and uncertainties. The following important factors, without limitation, could cause actual results to differ materially from those contained in these forward-looking statements: Ambow’s ability to manage its business expansion and operations effectively, to make strategic acquisitions and investments and to successfully integrate acquired businesses; significant competition; Ambow’s ability to continue to attract students to enroll in its programs, to continually enhance its programs, services and products, to successfully develop and introduce new services and products in time and to adequately and promptly respond to changes in curriculum, testing materials and standards; economic conditions; changes in government policies, laws and regulations; Ambow’s ability to satisfy the conditions to disbursement of funds under its loan agreement with IFC; risks related to Ambow’s ability to complete its annual audits in a timely manner, risks related to Ambow’s ability to file its annual reports on Form 20-F within the time periods prescribed by the rules of the SEC (or any extension period thereof) and risks related to Ambow’s identification of adjustments in its audited financial statements subsequent to announcing preliminary financial results. More information on factors that could affect Ambow’s results is included from time to time in Ambow’s Securities and Exchange Commission (SEC) filings and reports, including the risks described in its annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on May 29, 2012 and in Ambow’s other filings with the SEC from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on Ambow’s future results.  In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements. Ambow disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary and subject to completion of review procedures.  Adjustments to the unaudited financial information disclosed in this press release may be identified in the future, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.  Quarterly and year end results may not be indicative of the Company’s results of operations for future quarterly periods.

About Non-GAAP Financial Measures

To supplement Ambow’s unaudited consolidated financial results presented in accordance with GAAP, Ambow uses the following measures defined as non-GAAP financial measures by the SEC: (i) Non-GAAP operating loss, (ii) Non-GAAP net loss, (iii) Non-GAAP net loss attributable to Ambow per ADS basic and diluted and (iv) Adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Ambow believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity that may not be indicative of its operating performance from a cash perspective. Ambow believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Ambow’s historical performance and liquidity. Ambow computes its non-GAAP financial measures using the same consistent method from quarter to quarter. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP. Ambow believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations with GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

Ms. Mandy Li

Investor Relations Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2012	2011	2012	2011
	USD	USD	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	52,176	74,741	328,578	470,682
Restricted cash	588	349	3,700	2,200
Term deposits	159	7,337	1,000	46,205
Accounts receivable, net	21,705	17,189	136,686	108,247
Amounts due from related parties	9,531	10,563	60,021	66,521
Deferred tax assets, current	2,583	2,719	16,267	17,126
Prepaid and other current assets	129,954	91,168	818,388	574,123
Assets classified as held for sale	—	61,040	—	384,401
TOTAL CURRENT ASSETS	216,696	265,106	1,364,640	1,669,505
Property and equipment, net	137,439	125,290	865,521	789,016
Intangible assets and land use rights, net	123,473	120,013	777,570	755,784
Goodwill	194,226	184,103	1,223,137	1,159,386
Deferred tax assets, non-current	733	762	4,613	4,800
Non-current amounts due from related parties	3,560	3,567	22,418	22,463
Other non-current assets	40,135	50,762	252,752	319,673
TOTAL NON-CURRENT ASSETS	499,566	484,497	3,146,011	3,051,122
TOTAL ASSETS	716,262	749,603	4,510,651	4,720,627

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	11,433	18,749	72,000	118,070
Current portion of Long-term borrowings	3,890	2,541	24,500	16,000
Deferred revenue	79,255	72,440	499,108	456,189
Accounts payable	8,369	8,240	52,701	51,896
Accrued and other liabilities	90,270	76,613	568,466	482,476
Income tax payable	19,228	21,025	121,088	132,406
Amount due to related parties	11,691	7,548	73,626	47,531
Liabilities classified as held for sale	—	23,052	—	145,169
TOTAL CURRENT LIABILITIES	224,136	230,208	1,411,489	1,449,737
Deferred tax liabilities	24,951	24,513	157,128	154,368
Long-term borrowings	6,034	7,384	38,000	46,500
Non-current portion of consideration payable for acquisitions and other liabilities	9,375	48,202	59,038	303,559
TOTAL NON-CURRENT LIABILITIES	40,360	80,099	254,166	504,427
TOTAL LIABILITIES	264,496	310,307	1,665,655	1,954,164

SHAREHOLDERS’ EQUITY	420,232	430,581	2,646,413	2,711,582
TOTAL AMBOW EDUCATION HOLDING LTD’S EQUITY	420,232	430,581	2,646,413	2,711,582
Non-controlling interest	31,534	8,715	198,583	54,881
TOTAL SHAREHOLDERS’ EQUITY	451,766	439,296	2,844,996	2,766,463
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	716,262	749,603	4,510,651	4,720,627

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended March 31,
	2012	2011	2012	2011
	USD	USD	RMB	RMB
Better Schools
Tutoring	35,902	25,285	226,090	159,232
K-12 Schools	8,681	8,595	54,668	54,129
Better Job
Career Enhancement	11,686	12,019	73,593	75,690
Colleges	3,251	2,851	20,474	17,952
NET REVENUES	59,520	48,750	374,825	307,003
Cost of revenues	(31,584)	(23,208)	(198,900)	(146,155)
GROSS PROFIT	27,936	25,542	175,925	160,848
Operating expenses:
Selling and marketing	(20,730)	(9,334)	(130,549)	(58,780)
General and administrative	(18,454)	(11,534)	(116,213)	(72,636)
Research and development	(1,793)	(1,237)	(11,292)	(7,789)
TOTAL OPERATING EXPENSES	(40,977)	(22,105)	(258,054)	(139,205)
OPERATING INCOME (LOSS)	(13,041)	3,437	(82,129)	21,643

OTHER INCOME (EXPENSE)
Interest expense	(737)	(1,206)	(4,640)	(7,596)
Interest income	119	296	748	1,863
Foreign exchange income (loss), net	20	(277)	124	(1,742)
Other loss, net	(115)	(178)	(726)	(1,119)
INCOME (LOSS) BEFORE TAX AND NON-CONTROLLING INTEREST	(13,754)	2,072	(86,623)	13,049
Income tax expenses	580	(327)	3,653	(2,059)
INCOME (LOSS) FROM CONTINUING OPERATIONS	(13,174)	1,745	(82,970)	10,990
Income (loss) from discontinued operations, net of income taxes	—	(433)	—	(2,727)
NET INCOME (LOSS)	(13,174)	1,312	(82,970)	8,263
Add: Net loss attributable to non-controlling interest	524	237	3,303	1,492
NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	(12,650)	1,549	(79,667)	9,755

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(12,650)	1,549	(79,667)	9,755

Net income (loss) from continuing operations per ADS attributable to ordinary shareholders
Basic	(0.17)	0.03	(1.10)	0.18
Diluted	(0.17)	0.03	(1.10)	0.17

Weighted average number of ADS(note 1)
Basic	72,411,499	71,283,488	72,411,499	71,283,488
Diluted	72,411,499	75,425,764	72,411,499	75,425,764

Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	276	284	1,738	1,788
General and administrative	2,152	741	13,553	4,667
Research and development	38	35	242	221
	2,466	1,060	15,533	6,676

Note1:    Each ADS represents two common shares.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended March 31,
	2012	2011	2012	2011
	USD	USD	RMB	RMB
Operating income (loss)	(13,041)	3,437	(82,129)	21,643
Share-based compensation expenses	2,466	1,060	15,533	6,676
Non-GAAP operating income (loss)	(10,575)	4,497	(66,596)	28,319

Net income (loss)	(12,650)	1,982	(79,667)	12,482
Share-based compensation expenses	2,466	1,060	15,533	6,676
Non-GAAP net income (loss)	(10,184)	3,042	(64,134)	19,158

Net income (loss) margin	(21.3)%	4.1%	(21.3)%	4.1%
Non-GAAP net income (loss) margin	(17.1)%	6.2%	(17.1)%	6.2%
Net income (loss) per ADS attributable to Ordinary Shareholders - Basic	(0.17)	0.03	(1.10)	0.18
Net income (loss) per ADS attributable to Ordinary Shareholders - Diluted	(0.17)	0.03	(1.10)	0.17
Non-GAAP net income (loss) per ADS attributable to Ambow - Basic	(0.14)	0.04	(0.89)	0.27
Non-GAAP net income (loss) per ADS attributable to Ambow — Diluted	(0.14)	0.04	(0.89)	0.25

Weighted average number of ADS used in calculating net income and non-GAAP net income (loss) attributable to Ambow per ADS - basic	72,411,499	71,283,488	72,411,499	71,283,488
Weighted average number of ADS used in calculating net income and non-GAAP net income (loss)attributable to Ambow per ADS - diluted	72,411,499	75,425,764	72,411,499	75,425,764

EBITDA (note1)	(7,207)	7,561	(45,384)	47,612
Share-based compensation expenses	2,466	1,060	15,533	6,676
Adjusted EBITDA (note2)	(4,741)	8,621	(29,851)	54,288

EBITDA margin	(12.1)%	15.5%	(12.1)%	15.5%
Adjusted EBITDA margin	(8.0)%	17.7%	(8.0)%	17.7%

Note1:   EBITDA, a non-GAAP measure,  being net loss attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization.  The depreciation and amortization in the first quarter of 2011 and 2012 were RMB 27,338 and RMB 34,044, respectively.

Note2:   Adjusted EBITDA being EBITDA excluding share based compensation.